Exhibit (4)(vii)(3)(FL)

MASSACHUSETTS MUTUAL LIFE INSURANCE COMPANY

[1295 State Street

Springfield, MA 01111-0001]

ENDORSEMENT AMENDING THE GUARANTEED MINIMUM INCOME BENEFIT RIDER

This Endorsement modifies the Contract to which it is attached. In this Endorsement, “we”, “our” and ’‘us’’ mean Massachusetts Mutual Life Insurance Company and “you” and “your” mean the Contract Owner. Capitalized terms in this Endorsement have the meaning given in the Contract. In case of a conflict with any provision in the Contract, the provisions of this Endorsement will control.

This Endorsement only applies to the Guaranteed Minimum Income Benefit Rider which is also known as MassMutual Guaranteed Income Plus 5 and MassMutual Guaranteed Income Plus 6 as well as GMIB 5 and GMIB 6.

The Guaranteed Minimum Income Benefit Rider is amended as follows:

The first paragraph of Item 1 in the Guaranteed Minimum Income Benefit Rider is amended to read:

“Except as otherwise provided under the Exchange Right, the Contract Owner may only use the Guaranteed Minimum Income Benefit by annuitizing the Contract on any Contract Anniversary after the expiration of the benefit waiting period provided the Annuitant is at least Age 60 but not older than [90].”

The following section is added to the Rider:

Exchange Right

During the Exchange Right Period, the Contract Owner may elect to exchange the Guaranteed Minimum Income Benefit for an increased Contract Value. The Exchange Right Period begins on [September 15, 2020] and ends at the close of business on [December 4, 2020], but in no case any later than the termination date of your Guaranteed Minimum Income Benefit Rider as described in the Rider. If this right is exercised:

•	The Guaranteed Minimum Income Benefit Exchange Value will be added to the Contract Value, effective on the Exchange Transaction Date;

•	The Guaranteed Minimum Income Benefit Rider will be terminated; and

•	The Guaranteed Minimum Income Benefit Rider may not be reinstated.

Guaranteed Minimum Income Benefit Exchange Value:

The Guaranteed Minimum Income Benefit Exchange Value is the greater of the following values as of the close of business on the Calculation Date: [August 31, 2020]

•	The value of your Guaranteed Minimum Income Benefit, plus any annual interest rate of [5% or 6%] that would be credited by the end of the Exchange Right Period, less your Contract Value;

OR

GMIB-BUYBACK END 5-6(FL)	[09-20]

•	The sum of all Guaranteed Minimum Income Benefit charges deducted from your Contract Value since the Issue Date.

If, on a Contract Anniversary after the Calculation Date until the end of the Exchange Right Period, you apply any portion of your Guaranteed Minimum Income Benefit to an Annuity Option, the Guaranteed Minimum Income Benefit Exchange Value will be reduced by the same proportion that the amount of your Guaranteed Minimum Income Benefit applied to the Annuity Option bears to the Guaranteed Minimum Income Benefit prior to the annuitization.

Exchange Transaction Date: The Exchange Transaction Date is the Business Day within the Exchange Right Period that we receive the fully completed GMIB Exchange Acceptance Form indicating your election to exercise your exchange right. If we receive your full completed GMIB Exchange Acceptance Form on a non-Business Day or after the close of the Business Day, your Exchange Transaction Date will be the next Business Day.

To make an inquiry, obtain information about coverage, or for assistance resolving a complaint, you may contact the Company at [(800) 272-2216.]

Signed for Massachusetts Mutual Life Insurance Company by:

[SECRETARY]	[PRESIDENT]

GMIB-BUYBACK END 5-6(FL)	[09-20]